Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		June 30,	December 31,
(UNAUDITED) (Cdn$ millions)	Notes	2019	2018
ASSETS
Cash		9.7	15.3
Accounts receivable		331.4	322.6
Prepaids and deposits		7.9	4.6
Derivative asset	16	112.6	244.1
Total current assets		461.6	586.6
Derivative asset	16	265.0	351.5
Other long-term assets		23.0	43.2
Exploration and evaluation	4, 5	391.4	472.6
Property, plant and equipment	5, 6	10,381.7	10,430.2
Right-of-use asset	8	143.4	—
Goodwill		244.0	244.0
Deferred income tax		520.6	602.3
Total assets		12,430.7	12,730.4
LIABILITIES
Accounts payable and accrued liabilities		474.8	549.4
Current portion of long-term debt	7	202.9	99.8
Derivative liability	16	26.3	—
Other current liabilities		79.0	39.4
Total current liabilities		783.0	688.6
Long-term debt	7	3,503.8	4,176.9
Other long-term liabilities		4.5	48.3
Lease liability	8	179.4	—
Decommissioning liability	9	1,281.0	1,203.8
Total liabilities		5,751.7	6,117.6
SHAREHOLDERS’ EQUITY
Shareholders’ capital	10	16,538.6	16,546.9
Contributed surplus		34.4	41.4
Deficit	11	(10,392.2)	(10,567.2)
Accumulated other comprehensive income		498.2	591.7
Total shareholders' equity		6,679.0	6,612.8
Total liabilities and shareholders' equity		12,430.7	12,730.4
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) (Cdn$ millions, except per share and shares outstanding amounts)		Three months ended June 30		Six months ended June 30
	Notes	2019	2018	2019	2018
REVENUE AND OTHER INCOME
Oil and gas sales	18	945.2	1,084.0	1,837.6	2,019.2
Purchased product sales		8.2	2.6	15.5	15.2
Royalties		(140.8)	(154.7)	(260.0)	(296.4)
Oil and gas revenue		812.6	931.9	1,593.1	1,738.0
Derivative gains (losses)	13, 16	16.4	(322.2)	(242.4)	(392.8)
Other income (loss)		(10.7)	(61.3)	19.1	(71.6)
		818.3	548.4	1,369.8	1,273.6
EXPENSES
Operating		197.9	217.7	400.1	425.5
Purchased product		8.1	2.2	15.2	15.0
Transportation		32.2	37.4	65.5	69.4
General and administrative		19.6	38.5	39.6	63.9
Interest on long-term debt		38.4	47.6	79.2	90.4
Foreign exchange (gain) loss	14	(96.4)	1.7	(192.6)	122.9
Share-based compensation	15	6.3	23.2	10.2	48.5
Depletion, depreciation, amortization and impairment	4, 6, 8	329.4	402.1	665.5	784.9
Accretion and financing	8, 9	8.7	7.9	18.0	15.7
		544.2	778.3	1,100.7	1,636.2
Net income (loss) before tax		274.1	(229.9)	269.1	(362.6)

Tax expense (recovery)
Current		0.2	—	0.2	—
Deferred		75.3	(63.7)	68.4	(105.7)
Net income (loss)		198.6	(166.2)	200.5	(256.9)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		(43.7)	54.2	(93.5)	136.4
Comprehensive income (loss)		154.9	(112.0)	107.0	(120.5)

Net income (loss) per share
Basic		0.36	(0.30)	0.37	(0.47)
Diluted		0.36	(0.30)	0.37	(0.47)

Weighted average shares outstanding
Basic		547,582,279	549,279,471	548,929,681	548,206,013
Diluted		548,176,549	549,279,471	549,015,501	548,206,013
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2018		16,546.9	41.4	(10,567.2)	591.7	6,612.8
Adoption of accounting policy	3			(14.4)		(14.4)
Redemption of restricted shares	10	16.8	(17.5)			(0.7)
Common shares repurchased	10	(25.1)				(25.1)
Share-based compensation	15		12.0			12.0
Forfeit of restricted shares	15		(1.5)			(1.5)
Net income (loss)				200.5		200.5
Dividends ($0.02 per share)				(11.1)		(11.1)
Foreign currency translation adjustment					(93.5)	(93.5)
June 30, 2019		16,538.6	34.4	(10,392.2)	498.2	6,679.0

December 31, 2017		16,489.6	72.9	(7,751.8)	352.2	9,162.9
Redemption of restricted shares		42.6	(44.1)			(1.5)
Share-based compensation			28.1			28.1
Forfeit of restricted shares			(5.1)			(5.1)
Net income (loss)				(256.9)		(256.9)
Dividends ($0.18 per share)				(99.3)		(99.3)
Foreign currency translation adjustment					136.4	136.4
June 30, 2018		16,532.2	51.8	(8,108.0)	488.6	8,964.6
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended June 30		Six months ended June 30
(UNAUDITED) (Cdn$ millions)	Notes	2019	2018	2019	2018
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		198.6	(166.2)	200.5	(256.9)
Items not affecting cash
Other loss		12.3	61.3	7.5	71.6
Deferred tax expense (recovery)		75.3	(63.7)	68.4	(105.7)
Share-based compensation	15	4.7	14.1	8.2	16.0
Depletion, depreciation, amortization and impairment	4, 6, 8	329.4	402.1	665.5	784.9
Accretion and financing	8, 9	8.7	7.9	18.0	15.7
Unrealized (gains) losses on derivatives	13, 16	(26.4)	234.3	244.0	269.3
Translation of US dollar long-term debt	14	(58.8)	100.3	(153.3)	188.4
Other		—	(0.4)	0.3	(1.3)
Realized gain on cross currency swap maturity	14	(40.2)	(91.6)	(42.4)	(55.7)
Decommissioning expenditures	9	(4.5)	(4.3)	(9.8)	(14.6)
Change in non-cash working capital	17	28.3	(41.0)	(62.7)	3.1
		527.4	452.8	944.2	914.8
INVESTING ACTIVITIES
Development capital and other expenditures	4, 6	(179.9)	(325.2)	(574.4)	(1,072.9)
Capital acquisitions	5	—	—	(2.3)	(14.7)
Capital dispositions	5	58.3	166.7	63.4	178.7
Other long term assets		0.2	54.6	18.8	57.5
Change in non-cash working capital	17	(58.3)	(160.7)	(14.6)	(51.7)
		(179.7)	(264.6)	(509.1)	(903.1)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		—	(0.1)	(0.6)	(1.5)
Common shares repurchased	10	(11.8)	—	(25.1)	—
Decrease in bank debt, net	17	(279.8)	(438.0)	(319.6)	(223.6)
Issuance of senior guaranteed notes		—	267.3	—	267.3
Repayment of senior guaranteed notes		(98.2)	(65.0)	(98.2)	(65.0)
Realized gain on cross currency swap maturity	14	40.2	91.6	42.4	55.7
Payments on lease liability	8, 17	(8.8)	—	(17.1)	—
Cash dividends	17	(5.5)	(49.7)	(11.1)	(99.3)
Change in non-cash working capital	17	—	—	(11.0)	0.1
		(363.9)	(193.9)	(440.3)	(66.3)
Impact of foreign currency on cash balances		0.1	—	(0.4)	1.2
DECREASE IN CASH		(16.1)	(5.7)	(5.6)	(53.4)
CASH AT BEGINNING OF PERIOD		25.8	14.7	15.3	62.4
CASH AT END OF PERIOD		9.7	9.0	9.7	9.0
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	(0.2)	—	(0.3)	(0.1)
Cash interest paid	(56.5)	(64.8)	(88.0)	(94.6)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2019 (UNAUDITED)

1.	STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on July 24, 2019.

2.	BASIS OF PREPARATION
These interim consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2018 except as described in Note 3 - "Changes in Accounting Policies". Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018.
The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of July 24, 2019, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States ("U.S.") dollars.
3. CHANGES IN ACCOUNTING POLICIES
On January 1, 2019, the Company adopted IFRS 16 Leases ("IFRS 16") using the modified retrospective approach. Under the modified retrospective approach comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. The Company has applied the following practical expedients permitted under the standard. Some of these expedients are on a lease-by-lease basis and others are applicable by class of underlying assets.

•	Account for leases with a remaining term of less than 12 months at January 1, 2019 as short-term leases;

•	Account for lease payments as an expense and not recognize a right-of-use ("ROU") asset if the underlying asset is of a lower dollar value; and

•
Use of the Company's previous assessment of impairment under IAS 37 Provisions, Contingent Liabilities and Contingent Assets for onerous contracts instead of re-assessing the ROU asset for impairment on January 1, 2019.

The lease liability is calculated as the present value of the remaining lease payments, discounted using the Company's borrowing rate on January 1, 2019. The Company records financing expense on the lease liability and depreciation expense on the ROU asset and the associated ROU asset is measured as follows on a lease-by-lease basis:

•	The amount equal to the lease liability on January 1, 2019 with no impact on retained earnings; or

•
The balance on January 1, 2019 as if IFRS 16 had always been applied on the commencement of the lease, using the Company's borrowing rate on January 1, 2019 and with an impact on retained earnings calculated as the difference between the lease liability and the ROU asset values.

CRESCENT POINT ENERGY CORP.	5

The following table reconciles the amounts in the consolidated balance sheet as at December 31, 2018 to the opening balance sheet on transition:

	As at		Restated balance as at
($ millions)	December 31, 2018	Adjustments	January 1, 2019
ROU asset	—	153.3	153.3
Deferred income tax	602.3	5.3	607.6
Other current liabilities (1) (2)	(39.4)	(26.4)	(65.8)
Other long-term liabilities (2)	(48.3)	44.8	(3.5)
Lease liability (1)	—	(191.4)	(191.4)
Deficit	10,567.2	14.4	10,581.6

(1)	The weighted average incremental borrowing rate used to determine the lease liability on transition was 4.40%.

(2)
On initial adoption, the Company elected to use the practical expedient to apply the previous assessment under IAS 37 for onerous contracts and deferred lease inducements. As a result, $11.0 million onerous contract provision and $39.8 million lease inducement were offset against the ROU asset.

The following table reconciles the commitments as at December 31, 2018 to the Company's lease liability as at January 1, 2019:

($ millions)
Operating leases (building, vehicle, and equipment leases)	348.6
Transportation commitments	90.0
Total contractual commitments as at December 31, 2018	438.6

Less:
Commitments that do not contain a lease	(90.0)
Non-lease components	(122.9)
Short-term leases	(0.5)

Add:
Subleased office space recoveries	44.8

Impact of discounting	(46.2)
Lease liability as at January 1, 2019	223.8
Updated significant accounting policy and use of estimates and judgments
The following change to the Company's accounting policy is applicable from January 1, 2019:
Leases
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability will be recognized at the present value of the lease payments that are not paid at that date and discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate. A corresponding ROU asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Financing expense is recognized on the lease liability using the effective interest rate method and lease payments are applied against the lease liability. Depreciation on the ROU asset is recorded by class of underlying asset.
Lease payments are allocated between the lease liability and financing expense with the financing expense charged to net income over the lease term.
Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.
As Lessor
As a lessor, the Company will evaluate whether a lease is a finance or operating lease. Leases where the Company transfers substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized at an amount equal to the present value of the aggregate lease payments the Company will receive over the term of the lease. Conversely, leases where the risks and rewards of ownership are retained by the Company are operating leases. Operating lease payments received are recognized as income on a straight-line basis over the term of the lease.

CRESCENT POINT ENERGY CORP.	6

The Company also acts as an intermediate lessor for office space sub-leased to other companies. The head lease between the Company and the building, and the sub-lease between the Company and tenants, are accounted for separately. The lease classification of the sub-lease is based upon the head lease and not the underlying asset.
The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected. Significant estimates and judgments made by management related to the application of IFRS 16 are outlined below.
Incremental borrowing rate
Financing expense recorded using the Company's incremental borrowing rate are subject to estimates regarding the expected lease term, underlying risk inherent to the asset, foreign exchange, and economic environment changes.
Lease term
The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that timeframe.

4.	EXPLORATION AND EVALUATION ASSETS

($ millions)	June 30, 2019	December 31, 2018
Exploration and evaluation assets at cost	2,238.7	2,325.0
Accumulated amortization	(1,847.3)	(1,852.4)
Net carrying amount	391.4	472.6

Reconciliation of movements during the period
Cost, beginning of period	2,325.0	2,305.1
Accumulated amortization, beginning of period	(1,852.4)	(1,670.2)
Net carrying amount, beginning of period	472.6	634.9

Net carrying amount, beginning of period	472.6	634.9
Acquisitions through business combinations, net	—	10.2
Additions	170.2	673.3
Dispositions	(7.9)	(7.5)
Transfers to property, plant and equipment	(160.5)	(705.9)
Amortization	(74.2)	(157.2)
Foreign exchange	(8.8)	24.8
Net carrying amount, end of period	391.4	472.6
Impairment test of exploration and evaluation assets
There were no indicators of impairment at June 30, 2019.

CRESCENT POINT ENERGY CORP.	7

5.	CAPITAL ACQUISITIONS AND DISPOSITIONS
In the six months ended June 30, 2019, the Company incurred $1.1 million (six months ended June 30, 2018 - $2.9 million) of transaction costs related to acquisitions through business combinations and dispositions that were recorded as general and administrative expenses.
Minor property acquisitions and dispositions
In the period ended June 30, 2019, the Company completed minor property acquisitions and dispositions for total proceeds received of $61.1 million. These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

($ millions)
Acquisitions
Property, plant and equipment	2.3
2.3

Dispositions
Exploration and evaluation	(7.9)
Property, plant and equipment	(89.1)
Decommissioning liability	27.5
(69.5)

Proceeds received
Cash	61.1
61.1

Loss on capital dispositions	(6.1)

CRESCENT POINT ENERGY CORP.	8

6.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	June 30, 2019	December 31, 2018
Development and production assets	26,899.8	26,635.3
Corporate assets	115.4	114.6
Property, plant and equipment at cost	27,015.2	26,749.9
Accumulated depletion, depreciation and impairment	(16,633.5)	(16,319.7)
Net carrying amount	10,381.7	10,430.2

Reconciliation of movements during the period
Development and production assets
Cost, beginning of period	26,635.3	25,881.1
Accumulated depletion and impairment, beginning of period	(16,262.2)	(11,877.1)
Net carrying amount, beginning of period	10,373.1	14,004.0

Net carrying amount, beginning of period	10,373.1	14,004.0
Acquisitions through business combinations, net	2.3	12.2
Additions	528.0	1,083.6
Dispositions, net	(89.1)	(523.8)
Transfers from exploration and evaluation assets	160.5	705.9
Depletion	(568.1)	(1,412.4)
Impairment	(8.5)	(3,704.8)
Foreign exchange	(71.4)	208.4
Net carrying amount, end of period	10,326.8	10,373.1

Cost, end of period	26,899.8	26,635.3
Accumulated depletion and impairment, end of period	(16,573.0)	(16,262.2)
Net carrying amount, end of period	10,326.8	10,373.1

Corporate assets
Cost, beginning of period	114.6	106.4
Accumulated depreciation, beginning of period	(57.5)	(48.0)
Net carrying amount, beginning of period	57.1	58.4

Net carrying amount, beginning of period	57.1	58.4
Additions	1.0	7.7
Depreciation	(3.0)	(9.2)
Foreign exchange	(0.2)	0.2
Net carrying amount, end of period	54.9	57.1

Cost, end of period	115.4	114.6
Accumulated depreciation, end of period	(60.5)	(57.5)
Net carrying amount, end of period	54.9	57.1
Direct general and administrative costs capitalized by the Company during the six months ended June 30, 2019 were $21.2 million (year ended December 31, 2018 - $48.0 million), including $2.3 million of share-based compensation costs (year ended December 31, 2018 - $7.7 million).

CRESCENT POINT ENERGY CORP.	9

Impairment test of property, plant and equipment
The Company recorded an impairment loss of $8.5 million on PP&E assets held for sale at March 31, 2019. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts and recorded an impairment loss of $8.5 million on PP&E as a component of depletion, depreciation, amortization and impairment expense. These assets have been disposed of as at June 30, 2019.
At June 30, 2019, there were no indicators of impairment or impairment recovery related to the Company's remaining PP&E.

7.	LONG-TERM DEBT
The following table reconciles long-term debt:

($ millions)	June 30, 2019	December 31, 2018
Bank debt (1)	1,590.2	1,982.1
Senior guaranteed notes (2)	2,116.5	2,294.6
Long-term debt	3,706.7	4,276.7
Long-term debt due within one year	202.9	99.8
Long-term debt due beyond one year	3,503.8	4,176.9

(1)
The Company has London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities. The US dollar amounts of the LIBOR loans were fixed for purposes of interest and principal repayments. At June 30, 2019, the total notional amount due upon bank debt maturity was $1.61 billion (December 31, 2018 - $1.92 billion).

(2)
The Company entered into cross currency swaps ("CCS") and a foreign exchange swap concurrent with the issuance of the US dollar senior guaranteed notes to fix the US dollar amount of the notes for the purpose of principal repayment at Canadian dollar notional amounts. At June 30, 2019, the total notional principal due on the maturity of the senior guaranteed notes was $1.82 billion (December 31, 2018 - $1.89 billion) of which $158.3 million (December 31, 2018 - $73.7 million) was due within one year.

Bank debt
The Company has combined credit facilities of $3.60 billion, including a $3.50 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity date of the syndicated unsecured credit facility and the unsecured operating credit facility is June 10, 2021. Both of these facilities constitute revolving credit facilities and are extendible annually.
The credit facilities bear interest at the applicable market rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for payments on lease liability and certain non-cash items including unrealized derivatives, unrealized foreign exchange, equity settled share-based compensation expense, and accretion and financing expense ("adjusted EBITDA").
The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company was in compliance with all debt covenants at June 30, 2019.
The Company had letters of credit in the amount of $8.5 million outstanding at June 30, 2019 (December 31, 2018 - $8.0 million).

CRESCENT POINT ENERGY CORP.	10

Senior guaranteed notes
The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates, amounts due on maturity and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($ millions)	Coupon Rate	Principal Due on Maturity (1) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
					June 30, 2019	December 31, 2018
Cdn$7.0	4.29%	—	November 22 and May 22	May 22, 2019	—	7.0
US$68.0	3.39%	—	November 22 and May 22	May 22, 2019	—	92.8
US$155.0	6.03%	158.3	September 24 and March 24	March 24, 2020	202.9	211.5
Cdn$50.0	5.53%	50.0	October 14 and April 14	April 14, 2021	50.0	50.0
US$82.0	5.13%	79.0	October 14 and April 14	April 14, 2021	107.3	111.9
US$52.5	3.29%	56.3	December 20 and June 20	June 20, 2021	68.7	71.6
Cdn$25.0	4.76%	25.0	November 22 and May 22	May 22, 2022	25.0	25.0
US$200.0	4.00%	199.1	November 22 and May 22	May 22, 2022	261.8	272.9
US$61.5	4.12%	80.3	October 11 and April 11	April 11, 2023	80.5	83.9
Cdn$80.0	3.58%	80.0	October 11 and April 11	April 11, 2023	80.0	80.0
Cdn$10.0	4.11%	10.0	December 12 and June 12	June 12, 2023	10.0	10.0
US$270.0	3.78%	274.7	December 12 and June 12	June 12, 2023	353.5	368.4
Cdn$40.0	3.85%	40.0	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	December 20 and June 20	June 20, 2024	337.1	351.4
US$82.0	4.30%	107.0	October 11 and April 11	April 11, 2025	107.3	111.9
Cdn$65.0	3.94%	65.0	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	291.1	October 22 and April 22	April 22, 2025	301.1	313.9
US$20.0	4.18%	25.3	October 22 and April 22	April 22, 2027	26.3	27.4
Senior guaranteed notes		1,817.5			2,116.5	2,294.6
Senior guaranteed notes due within one year					202.9	99.8
Senior guaranteed notes due beyond one year					1,913.6	2,194.8

(1)
Includes underlying derivatives which manage the Company's foreign exchange exposure on its US dollar senior guaranteed notes. The Company considers this to be the economic amount due at maturity instead of the financial statement carrying amount.

8.	LEASES
Right-of-use asset
The following table reconciles the ROU asset by class as at June 30, 2019:

($ millions)	Office (1)	Fleet Vehicles	Other	Total
ROU asset at cost	127.6	16.1	11.4	155.1
Accumulated depreciation	(6.6)	(3.7)	(1.4)	(11.7)
Net carrying amount	121.0	12.4	10.0	143.4

Reconciliation of movements during the period
Cost, beginning of period	127.7	15.9	9.7	153.3
Accumulated depreciation, beginning of period	—	—	—	—
Net carrying amount, beginning of period	127.7	15.9	9.7	153.3

Net carrying amount, beginning of period	127.7	15.9	9.7	153.3
Additions	—	0.3	1.7	2.0
Depreciation	(6.6)	(3.7)	(1.4)	(11.7)
Foreign exchange	(0.1)	(0.1)	—	(0.2)
Net carrying amount, end of period	121.0	12.4	10.0	143.4

(1)	A portion of the Company's office space is subleased. During the six months ended June 30, 2019, the Company recorded sublease income of $3.1 million as a component of other income (loss).

CRESCENT POINT ENERGY CORP.	11

Lease liability

($ millions)	June 30, 2019
Lease liability, beginning of period	223.8
Additions	2.0
Financing	4.8
Payments on lease liability	(17.1)
Foreign exchange	(0.3)
Lease liability, end of period	213.2
Expected to be incurred within one year	33.8
Expected to be incurred beyond one year	179.4
The Company has lease liabilities for contracts related to office space, fleet vehicles and equipment.
Some leases contain variable lease payments that are not included within the lease liability as they are based on amounts determined by the lessor annually and not dependent on an index or rate. For the six months ended June 30, 2019, variable lease payments were $2.6 million and relate to property tax payments on office leases.
The undiscounted cash flows relating to the lease liability are as follows:

($ millions)	June 30, 2019
1 year	34.3
2 to 3 years	55.7
4 to 5 years	46.2
More than 5 years	125.2
Total (1)	261.4

(1)	Includes both the principal and amounts representing interest.

9.	DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using a risk free rate of 1.75 percent and an inflation rate of 2 percent (December 31, 2018 - 2.25 percent and 2 percent, respectively).
The following table reconciles the decommissioning liability:

($ millions)	June 30, 2019	December 31, 2018
Decommissioning liability, beginning of period	1,230.7	1,344.2
Liabilities incurred	12.6	38.6
Liabilities acquired through capital acquisitions	—	0.4
Liabilities disposed through capital dispositions	(27.5)	(68.3)
Liabilities settled	(9.8)	(25.3)
Revaluation of acquired decommissioning liabilities	0.9	0.6
Change in estimated future costs	—	(79.9)
Change in discount rate	109.1	(20.2)
Accretion	13.2	30.6
Foreign exchange	(4.8)	10.0
Decommissioning liability, end of period	1,324.4	1,230.7
Expected to be incurred within one year	43.4	26.9
Expected to be incurred beyond one year	1,281.0	1,203.8

CRESCENT POINT ENERGY CORP.	12

10.	SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	June 30, 2019		December 31, 2018
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of period	550,151,561	16,803.0	545,794,384	16,745.7
Issued on redemption of restricted shares	2,652,622	16.8	4,357,177	57.3
Common shares repurchased	(5,606,700)	(25.1)	—	—
Common shares, end of period	547,197,483	16,794.7	550,151,561	16,803.0
Cumulative share issue costs, net of tax	—	(256.1)	—	(256.1)
Total shareholders’ capital, end of period	547,197,483	16,538.6	550,151,561	16,546.9
Normal Course Issuer Bid ("NCIB")
On January 23, 2019, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 38,424,678 common shares, or seven percent of the Company's public float, as at January 14, 2019. The NCIB commenced on January 25, 2019 and is due to expire on January 24, 2020.
During the six months ended June 30, 2019, the Company purchased and cancelled 5.6 million common shares for total consideration of $25.1 million. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.

11.	DEFICIT

($ millions)	June 30, 2019	December 31, 2018
Accumulated earnings (deficit)	(2,794.5)	(2,980.6)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	12.1	12.1
Accumulated dividends	(7,618.2)	(7,607.1)
Deficit	(10,392.2)	(10,567.2)

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.

12.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and adjusted working capital. The balance of each of these items is as follows:

($ millions)	June 30, 2019	December 31, 2018
Long-term debt (1)	3,706.7	4,276.7
Adjusted working capital deficiency (2)	124.7	208.2
Unrealized foreign exchange on translation of US dollar long-term debt	(277.9)	(473.6)
Net debt	3,553.5	4,011.3
Shareholders’ equity	6,679.0	6,612.8
Total capitalization	10,232.5	10,624.1

(1)	Includes current portion of long-term debt.

(2)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and provide returns to shareholders.

CRESCENT POINT ENERGY CORP.	13

Crescent Point manages and monitors its capital structure and short-term financing requirements using a measure not defined in IFRS, the ratio of net debt to adjusted funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Adjusted funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to adjusted funds flow from operations ratio at June 30, 2019 was 1.9 times (December 31, 2018 - 2.3 times).
Crescent Point is subject to certain financial covenants on its credit facilities and senior guaranteed notes agreements and was in compliance with all financial covenants as at June 30, 2019. See Note 7 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.

13.	DERIVATIVE GAINS (LOSSES)

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018
Realized gains (losses)	(10.0)	(87.9)	1.6	(123.5)
Unrealized gains (losses)	26.4	(234.3)	(244.0)	(269.3)
Derivative gains (losses)	16.4	(322.2)	(242.4)	(392.8)

14.	FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018
Realized gain (loss)
CCS - US dollar long-term debt maturities	40.2	97.7	42.4	65.0
US dollar long-term debt maturities	(40.2)	(91.6)	(42.4)	(55.7)
Other	(1.0)	2.3	(1.5)	2.0
Unrealized gain (loss)
Translation of US dollar long-term debt	99.0	(8.7)	195.7	(132.7)
Other	(1.6)	(1.4)	(1.6)	(1.5)
Foreign exchange gain (loss)	96.4	(1.7)	192.6	(122.9)

15.	SHARE-BASED COMPENSATION
The following table reconciles the number of restricted shares, Performance Share Units ("PSUs"), and Deferred Share Units ("DSUs") for the six months ended June 30, 2019:

	Restricted Shares	PSUs (1)	DSUs
Balance, beginning of period	3,241,684	2,246,314	301,614
Granted	3,442,581	2,486,039	14,455
Redeemed	(2,809,064)	(1,058,872)	(65,382)
Forfeited	(229,893)	(183,371)	—
Balance, end of period	3,645,308	3,490,110	250,687

(1)	Based on underlying units before any effect of performance multipliers.
The following table reconciles the number of stock options and the related weighted average exercise prices for the six months ended June 30, 2019:

	Stock Options (number of units)	Weighted average exercise price ($)
Balance, beginning of period	2,048,115	10.03
Granted	1,171,945	3.97
Exercised	—	—
Forfeited	(261,173)	8.45
Balance, end of period	2,958,887	7.77

CRESCENT POINT ENERGY CORP.	14

The following table summarizes information regarding stock options outstanding as at June 30, 2019:

Number of stock options outstanding	Weighted average exercise price per share for options outstanding ($)	Vest year	Weighted average remaining term (years)	Number of stock options exercisable	Weighted average exercise price per share for options exercisable ($)
531,323	10.03	2019	5.53	497,231	10.06
591,087	7.62	2020	6.02	—	—
539,794	7.59	2021	6.03	—	—
862,491	8.50	2022	5.85	—	—
434,192	3.97	2023	6.75	—	—
The Company estimates the fair value of stock options on the date of the grant using a Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of the stock options at their grant date:

	Six months ended June 30
	2019	2018
Grant date share price ($)	3.97	10.06
Exercise price ($)	3.97	10.06
Expected annual dividends ($)	0.04	0.36
Expected volatility (%)	39.99%	35.82%
Risk-free interest rate (%)	1.65%	1.99%
Expected life of stock option	4.9 years	4.9 years
Fair value per stock option ($)	1.33	2.34

16.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, derivative assets and liabilities, accounts payable and accrued liabilities, and long-term debt.
a) Carrying amount and fair value of financial instruments
The fair value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
Crescent Point's derivative assets and liabilities and long-term investments are transacted in active markets, classified as financial assets and liabilities at fair value through profit or loss and fair valued at each period with the resulting gain or loss recorded in net income.
At June 30, 2019, the senior guaranteed notes had a carrying value of $2.12 billion and a fair value of $2.15 billion (December 31, 2018 - $2.29 billion and $2.27 billion, respectively).
Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at June 30, 2019 and the change in fair value for the six months ended June 30, 2019:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts	Foreign exchange contracts	Total
Derivative assets, beginning of period	147.0	5.5	434.7	8.4	595.6
Unrealized change in fair value	(70.6)	(1.0)	(170.3)	(2.1)	(244.0)
Foreign exchange	(0.3)	—	—	—	(0.3)
Derivative assets (liabilities), end of period	76.1	4.5	264.4	6.3	351.3

Derivative assets, end of period	77.2	4.5	289.0	6.9	377.6
Derivative liabilities, end of period	(1.1)	—	(24.6)	(0.6)	(26.3)

(1)	Includes oil and gas contracts.

CRESCENT POINT ENERGY CORP.	15

b)	Risks associated with financial assets and liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates as well as credit and liquidity risk.
Market risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk.
Commodity price risk
The Company is exposed to commodity price risk on crude oil, NGLs and natural gas revenues as well as power on electricity consumption. To manage a portion of this risk, the Company has entered into various derivative agreements.
The following table summarizes the unrealized gains (losses) on the Company's commodity financial derivative contracts and the resulting impact on income before tax due to fluctuations in commodity prices, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three and six months ended June 30, 2019		Three and six months ended June 30, 2018
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(141.4)	122.5	(267.6)	254.5
Natural gas	(0.3)	0.3	(1.9)	1.9
Interest rate risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in market interest rates. Based on the Company's floating rate debt position as at June 30, 2019, a 1% increase or decrease in the interest rate on floating rate debt would amount to an impact on income before tax of $3.2 million and $6.5 million for the three and six months ended June 30, 2019 (three and six months ended June 30, 2018 - $4.1 million and $8.3 million, respectively).
The following table summarizes the unrealized gains (losses) on the Company's interest derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable forward interest rates, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three and six months ended June 30, 2019		Three and six months ended June 30, 2018
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	0.8	(0.8)	1.5	(1.5)
Foreign exchange risk
The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales. Crescent Point enters into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar denominated long-term debt. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following table summarizes the resulting unrealized gains (losses) impacting income before tax due to the respective changes in the period end and applicable foreign exchange rates, with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Exchange Rate	Three and six months ended June 30, 2019		Three and six months ended June 30, 2018
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	340.4	(340.4)	301.4	(301.4)
Cross currency swaps	Forward	(352.0)	352.0	(307.8)	307.8
Foreign exchange swaps	Forward	(10.5)	10.5	(8.6)	8.6
Credit risk
The Company is exposed to credit risk in relation to its physical oil and gas sales, financial counterparty and joint venture receivables. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit and third party credit insurance. Including these assurances, approximately 95% of the Company's oil and gas sales are with entities considered investment grade.

CRESCENT POINT ENERGY CORP.	16

At June 30, 2019, approximately 6 percent (December 31, 2018 - 5 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company's average expected credit loss was 2.41 percent (December 31, 2018 - 2.95 percent) on a portion of the Company’s accounts receivable balance relating to joint venture receivables.
Liquidity risk
The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking arrangements as well as other potential sources of capital.
At June 30, 2019, the Company had available unused borrowing capacity on bank credit facilities of approximately $2.01 billion, including $8.5 million outstanding letters of credit and cash of $9.7 million.

c)	Derivative contracts
The Company enters into derivative crude oil, natural gas, power, interest rate, cross currency and foreign exchange contracts along with crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.
The following is a summary of the derivative contracts in place as at June 30, 2019:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
		Swap	Three-way Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Put Price ($/bbl)
2019 July - December	57,000	81.47	83.56	77.80	65.91
2020	38,293	82.20	83.39	77.10	63.07

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial WTI Crude Oil Derivative Contracts – US Dollar (1)	Average Volume (bbls/d)	Average Swap Price (US$/bbl)
Term
2019 September - December	5,000	56.59
2020 January - August	5,000	56.59

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2019 July - December	15,016	2.68

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($ millions)	Fixed Rate (%)
Term	Contract
July 2019 - August 2020	Swap	50.0	1.16
July 2019 - August 2020	Swap	50.0	1.16
July 2019 - August 2020	Swap	100.0	1.15
July 2019 - September 2020	Swap	50.0	1.14
July 2019 - September 2020	Swap	50.0	1.11

CRESCENT POINT ENERGY CORP.	17

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
July 2019	Swap	150.0	4.55	200.9	3.75
July 2019	Swap	100.0	4.55	133.8	3.75
July 2019	Swap	100.0	4.55	133.8	3.75
July 2019	Swap	100.0	4.55	133.8	3.76
July 2019	Swap	100.0	4.55	133.7	3.74
July 2019 - August 2019	Swap	155.0	4.43	204.8	3.76
July 2019 - August 2019	Swap	100.0	4.43	132.1	3.87
July 2019 - August 2019	Swap	200.0	4.43	264.2	3.87
July 2019 - August 2019	Swap	185.0	4.43	244.4	3.88
July 2019 - March 2020	Swap	155.0	6.03	158.3	6.45
July 2019 - April 2021	Swap	82.0	5.13	79.0	5.83
July 2019 - June 2021	Swap	52.5	3.29	56.3	3.59
July 2019 - May 2022	Swap	170.0	4.00	166.9	5.03
July 2019 - April 2023	Swap	61.5	4.12	80.3	3.71
July 2019 - June 2023	Swap	270.0	3.78	274.7	4.32
July 2019 - June 2024	Swap	257.5	3.75	276.4	4.03
July 2019 - April 2025	Swap	82.0	4.30	107.0	3.98
July 2019 - April 2025	Swap	230.0	4.08	291.1	4.13
July 2019 - April 2027	Swap	20.0	4.18	25.3	4.25

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$ millions)	Pay Notional Principal (Cdn$ millions)
May 2022	Swap	30.0	32.2
17. SUPPLEMENTAL DISCLOSURES
Cash flow statement presentation

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018
Operating activities
Changes in non-cash working capital:
Accounts receivable	83.9	(25.2)	(51.4)	(35.0)
Prepaids and deposits	2.0	2.5	(3.4)	(3.0)
Accounts payable and accrued liabilities	(59.0)	(10.3)	(4.1)	42.7
Other current liabilities	(0.2)	(4.7)	(4.8)	(3.5)
Other long-term liabilities	1.6	(3.3)	1.0	1.9
	28.3	(41.0)	(62.7)	3.1
Investing activities
Changes in non-cash working capital:
Accounts receivable	5.1	0.1	38.6	8.9
Accounts payable and accrued liabilities	(63.4)	(160.8)	(53.2)	(60.6)
	(58.3)	(160.7)	(14.6)	(51.7)
Financing activities
Changes in non-cash working capital:
Accounts payable and accrued liabilities	—	—	(11.0)	0.1

CRESCENT POINT ENERGY CORP.	18

Supplementary Financing Cash Flow Information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Long-term debt (1)	Lease liability (2) (3)
December 31, 2018	16.5	4,276.7	223.8
Changes from cash flow from financing activities:
Decrease in bank debt, net		(319.6)
Repayment of senior guaranteed notes		(98.2)
Realized gain on cross currency swap maturity		42.4
Cash dividends paid	(22.1)
Payments on lease liability			(17.1)
Non-cash changes:
Cash dividends declared	11.1
Financing			4.8
Additions			2.0
Foreign exchange		(194.6)	(0.3)
June 30, 2019	5.5	3,706.7	213.2

December 31, 2017	16.8	4,111.0	—
Changes from cash flow from financing activities:
Decrease in bank debt, net		(223.6)
Issuance of senior guaranteed notes		267.3
Repayment of senior guaranteed notes		(65.0)
Realized gain on cross currency swap maturity		55.7
Cash dividends paid	(99.2)
Non-cash changes:
Cash dividends declared	99.3
Foreign exchange		132.0
June 30, 2018	16.9	4,277.4	—

(1)	Includes current portion of long-term debt.

(2)	Includes current portion of lease liability.

(3)	Lease liability is as at January 1, 2019. See Note 3 - "Changes in Accounting Policies" for additional information.

18.	GEOGRAPHICAL DISCLOSURES
The following table reconciles oil and gas sales by country and product type:

	Three months ended June 30		Six months ended June 30
($ millions) (1)	2019	2018	2019	2018
Canada
Crude oil sales	689.6	806.1	1,296.6	1,499.1
NGL sales	31.8	47.3	66.8	94.7
Natural gas sales	12.0	10.0	33.7	26.8
Total Canada	733.4	863.4	1,397.1	1,620.6
U.S.
Crude oil sales	195.5	204.5	402.6	365.7
NGL sales	8.8	9.8	20.0	19.4
Natural gas sales	7.5	6.3	17.9	13.5
Total U.S.	211.8	220.6	440.5	398.6
Total oil and gas sales	945.2	1,084.0	1,837.6	2,019.2

(1)	Oil and gas sales are reported before realized derivatives.

CRESCENT POINT ENERGY CORP.	19

The following table reconciles non-current assets by country:

($ millions)	June 30, 2019	December 31, 2018
Canada	9,682.1	9,679.1
U.S.	2,287.0	2,464.7
Total	11,969.1	12,143.8

CRESCENT POINT ENERGY CORP.	20

Directors
Robert Heinemann, Chairman
Laura Cillis (1) (2)
James Craddock (1) (3)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Jennifer Koury (2) (4)
Francois Langlois (3) (4) (5)
Barbara Munroe (2) (5)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Scott Tuttle
Senior Vice President, Human Resources and Corporate Services
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	21